                            LMS MEDICAL SYSTEMS INC.

                                 NOTICE OF 2006
                           ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS
                                       AND
                                   MANAGEMENT
                                 PROXY CIRCULAR

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of shareholders of LMS Medical Systems Inc. (the "Company") will be held at the
Centre Sheraton, 1201 Boulevard Rene-Levesque Ouest, Salon Jarry, Montreal,
Quebec, H3B 2L7, on Wednesday, August 9, 2006, at 9:15 a.m. (Montreal time) for the following purposes:

1.    to receive the 2006 Annual Report of the Company,  containing  the audited financial statements of the Company for the financial year ended March 31,
      2006, and the auditor's report thereon;

2.    to elect six (6) directors;

3.    to  reappoint  Ernst &  Young  LLP as the  auditor  and to  authorize  the directors to fix the auditor's remuneration;

4.    to  consider  and,  if  deemed  advisable,  to  approve,  with or  without variation, the resolution,  the text of which is set forth in Schedule "A"
      to the accompanying  Management Proxy Circular and incorporated  herein by reference,  approving the amendment to the Company's  directors'  deferred share unit and stock plan to increase the number of common shares issuable thereunder  from  125,000  to  250,000,  and to give to the  Company  sole discretion in determining the method of final payment thereunder;

5.    to  consider,  and if  deemed  advisable,  to  approve,  with  or  without variation, the resolution,  the text of which is set forth in Schedule "B"
      to the accompanying  Management Proxy Circular and incorporated  herein by reference,  approving the  amendment to the Company's  share bonus plan to increase the number of common shares  issuable  thereunder from 250,000 to
      500,000; and

6.    to transact  such further and other  business as may properly  come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

DATED at Montreal, Quebec, this 13th day of June, 2006.

                                        BY ORDER OF THE BOARD

                                        Diane Cote (Signed)

                                        President and Chief Executive Officer

Notes:

1.  A  Management  Proxy  Circular and Proxy  accompany  this Notice of Meeting.
    Registered  shareholders  who are unable to be present  at the  Meeting  are kindly requested to specify on the accompanying  form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Proxy and the
    Management Proxy Circular.

2.  As provided in the Canada  Business  Corporations  Act, the  directors  have fixed a record date of June 13, 2006.  Accordingly,  shareholders registered on the books of the  Company at the close of  business  on June 13, 2006 are entitled to notice of and to vote at the Meeting.

3.  IF YOU ARE A BENEFICIAL SHAREHOLDER AND RECEIVE THESE MATERIALS THROUGH YOUR
    BROKER OR ANOTHER INTERMEDIARY,  PLEASE COMPLETE AND RETURN THE MATERIALS IN
    ACCORDANCE  WITH  THE  INSTRUCTIONS  PROVIDED  TO  YOU  BY  YOUR  BROKER  OR
    INTERMEDIARY.

   4.   COMPOSITION OF THE GOVERNANCE, COMPENSATION

   INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND

              MANAGEMENT PROXY CIRCULAR OF LMS MEDICAL SYSTEMS INC.

                  FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS
                                  TO BE HELD ON
                                 AUGUST 9, 2006

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION
OF PROXIES BY THE MANAGEMENT OF LMS MEDICAL SYSTEMS INC. (THE "COMPANY") for use
at the annual meeting of the shareholders of the Company (the "Meeting") to be held at the Centre Sheraton, 1201 Boulevard Rene-Levesque Ouest, Salon Jarry,
Montreal, Quebec, H3B 2L7, commencing at 9:15 a.m. (Montreal time) on Wednesday,
August 9, 2006, for the purposes set out in the accompanying Notice of Meeting and at any adjournment(s) thereof. Registered shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date, and return the accompanying form of proxy to the Secretary of the Company, c/o
National Bank Trust Inc., 1100 University Street, 9th Floor, Montreal, Quebec
H3B 2G7, Attention: Martine Gauthier, in time for use at the Meeting. The addressed envelope that accompanies this Management Proxy Circular may be used for such purpose. It is expected that this solicitation will be primarily by mail; however, officers, directors, and employees of the Company may also solicit proxies by telephone, by facsimile, or in person. The cost of solicitation by Management will be borne by the Company.

The persons named in the accompanying form of proxy are officers and/or directors of the Company and shall represent Management at the Meeting. A
SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER
OF THE COMPANY) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO by
inserting such person's name in the blank space provided in the form of proxy and delivering the completed form of proxy addressed to either (a) the Secretary of the Company, c/o Computershare Trust Company of Canada c/o National Bank
Trust Inc., 1100 University Street, 12th Floor, Montreal, Quebec H3B 2G7,
Attention: Martine Gauthier, before 5:00 p.m., two business days preceding the day of the Meeting or any adjournment(s) thereof or (b) the Chairman or the
Secretary of the Meeting, at the beginning of the Meeting or any adjournment(s)
thereof.

The persons named in the accompanying form of proxy will vote for or withhold from voting the shares in respect of which they are appointed proxyholder on any ballot that may be called for in accordance with the instructions of the shareholder executing the proxy. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH
SHARES WILL BE VOTED (I) FOR THE ELECTION OF THE DIRECTORS NAMED IN THIS
MANAGEMENT PROXY CIRCULAR; (II) FOR THE REAPPOINTMENT OF ERNST & YOUNG LLP,
CHARTERED ACCOUNTANTS, AS THE AUDITOR OF THE COMPANY AND TO AUTHORIZE THE
DIRECTORS TO FIX THE AUDITOR'S REMUNERATION; (III) FOR THE RESOLUTION SET FORTH
IN SCHEDULE "A" TO THIS MANAGEMENT PROXY CIRCULAR APPROVING THE AMENDMENT TO THE
COMPANY'S DIRECTORS' DEFERRED SHARE UNIT AND STOCK PLAN TO (A) INCREASE THE
NUMBER OF COMMON SHARES ISSUABLE THEREUNDER FROM 125,000 TO 250,000, AND (B) TO
GIVE TO THE COMPANY SOLE DISCRETION IN DETERMINING THE METHOD OF FINAL PAYMENT
THEREUNDER; AND (IV) FOR THE RESOLUTION SET FORTH IN SCHEDULE "B" TO THIS
MANAGEMENT PROXY CIRCULAR APPROVING THE AMENDMENT TO THE COMPANY'S SHARE BONUS
PLAN TO INCREASE THE NUMBER OF COMMON SHARES ISSUABLE THEREUNDER FROM 250,000 TO
500,000.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and to other matters that may properly come before the Meeting. At the time of the printing of this Management Proxy
Circular, Management knows of no such amendments, variations, or other matters to come before the Meeting other than the matters identified in the accompanying
Notice of Meeting. If, however, amendments or other matters properly come before the Meeting, the persons designated in the

                                        2

accompanying form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority confirmed by such proxy with respect to such matters.

REVOCATION OF PROXY

A proxy may be revoked by a shareholder by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof, authorized in writing), with either (a) the Secretary of the Company at the registered office of the Company at 181 Bay Street, Suite 2500, Toronto,
Ontario, M5J 2T7, before 5:00 p.m., two business days preceding the day of the
Meeting or any adjournment(s) thereof at which the proxy is to be used or (b)
the Chairman or the Secretary of the Meeting, up to the beginning of the Meeting or any adjournment(s) thereof. A proxy may also be revoked in any other manner permitted by law.

VOTING BY BENEFICIAL SHAREHOLDERS

THE INFORMATION SET FORTH IN THIS SECTION IS IMPORTANT TO THE SHAREHOLDERS OF
THE COMPANY WHO DO NOT HOLD THEIR COMMON SHARES IN THEIR OWN NAME.

Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial
Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a
Beneficial Shareholder by a broker, then in almost all cases the name of such
Beneficial Shareholder WILL NOT appear on the share register of the Company.
Such shares will most likely be registered in the name of the broker or an agent of the broker. Such shares can only be voted by brokers, agents, or nominees
("Intermediaries") and can only be voted by them in accordance with instructions received from Beneficial Shareholders. AS A RESULT, BENEFICIAL SHAREHOLDERS
SHOULD CAREFULLY REVIEW THE VOTING INSTRUCTIONS PROVIDED BY THEIR BROKER, AGENT,
OR NOMINEE WITH THIS MANAGEMENT PROXY CIRCULAR AND ENSURE THAT THEY COMMUNICATE
HOW THEY WOULD LIKE THEIR SHARES VOTED IN ACCORDANCE WITH THOSE INSTRUCTIONS.

Most brokers delegate responsibility for obtaining voting instructions from clients to a service company (a "Service Company"). The Service Company typically supplies voting instruction forms, mails those forms to Beneficial
Shareholders, and asks those Beneficial Shareholders to return the forms to the
Service Company or to follow the alternative voting procedures detailed on the voting instruction form. The Service Company then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A VOTING
INSTRUCTION FORM FROM THE SERVICE COMPANY CANNOT USE THAT FORM TO VOTE SHARES
DIRECTLY AT THE MEETING. INSTEAD, THE BENEFICIAL SHAREHOLDER MUST RETURN THE
VOTING INSTRUCTION FORM TO THE SERVICE COMPANY OR FOLLOW THE ALTERNATIVE VOTING
PROCEDURES, AS MENTIONED ABOVE, WELL IN ADVANCE OF THE MEETING IN ORDER TO
ENSURE THAT SUCH SHARES ARE VOTED. Alternatively, a Beneficial Shareholder may
be given a proxy that has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Solicitation of Proxies".

In either case, the purpose of these procedures is to permit Beneficial
Shareholders to direct the voting of the common shares of the Company, which they beneficially own. A Beneficial Shareholder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Beneficial Shareholder) should print the Beneficial Shareholder's (or such other person's) name in the

                                        3

blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form. IN EITHER CASE, BENEFICIAL SHAREHOLDERS SHOULD
CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARY AND ITS SERVICE COMPANY,
AS APPLICABLE.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at June 13, 2006, there were issued and outstanding 17,773,449 common shares without nominal or par value, each carrying the right to one vote per share. To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding common shares of the Company.
Each holder of issued and outstanding common shares of record at the time of the close of business on June 13, 2006 (the "record date") will be given notice of the Meeting and will be entitled to vote at the Meeting, in person or by proxy, the number of shares held by such holder on the record date.

PARTICULARS OF MATTERS TO BE ACTED ON

1.    ELECTION OF DIRECTORS

The Articles of the Company provide that the Board of the Company shall consist of a minimum of three (3) and a maximum of eleven (11) directors. The Board (the
"Board") has fixed at six (6) the number of directors to be elected at the
Meeting. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the six (6)
nominees whose names are set forth below.

All of the nominees are now members of the Board of the Company, other than
Arthur Porter (who joined the Board on January 16, 2006), and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion, unless the shareholder has specified in the form of proxy that such shareholder's shares are to be withheld from voting on the election of directors.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors and all other positions and offices with the Company now held by them, their principal occupations or employments and abbreviated biographies, their periods of service as directors of the Company, and the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as at June
13, 2006. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director's office becomes vacant by reason of death or other cause.

                                        4

---------------------------------------------------------------------------------------------------------------------------
                                                                                                   DIRECTOR SINCE
                                                                                                         -
                                                                                         COMMON SHARES OWNED OR OVER WHICH
NAME AND MUNICIPALITY OF                   PRINCIPAL OCCUPATIONS                         CONTROL OR DIRECTION IS EXERCISED,
RESIDENCE                                      AND BIOGRAPHY                                     AS AT MAY 31, 2006
---------------------------------------------------------------------------------------------------------------------------

Elaine Beaudoin, CA(1)      Corporate Director                                                     March 31, 2004
Montreal, Quebec, Canada                                                                               7,100

---------------------------------------------------------------------------------------------------------------------------
Diane Cote                  President and Chief Executive Officer                                  March 31, 2004
Montreal, Quebec, Canada    of the Company since October 2001                                          48,474

---------------------------------------------------------------------------------------------------------------------------
Terrance H. Gregg(2)        Business Consultant, Former President of Medtronic MiniMed             April 29, 2004
Malibu, California, USA     (medical device manufacturer)                                              99,216

---------------------------------------------------------------------------------------------------------------------------
Harry G. Hohn(2)            Business Consultant, Former Chief Executive Officer of New              May 11, 2004
New York, New York, USA     York Life Insurance Company                                                95,000

---------------------------------------------------------------------------------------------------------------------------
Benoit La Salle, CA(1)(2)   Chairman of the Board of the Company; Chief Executive                  March 31, 2004
Montreal, Quebec, Canada    Officer, Semafo Inc. (mining company)                                    359,494(3)

---------------------------------------------------------------------------------------------------------------------------
Arthur Porter(1)            Director General and Chief Executive Officer of McGill                January 16, 2006
Montreal, Quebec, Canada    University Health Centre                                                    Nil
---------------------------------------------------------------------------------------------------------------------------

(1)   Member of the Audit Committee

(2)   Member of the Governance, Compensation and Nominating Committee

(3)   Mr. La Salle and Mr. Yves Grou, the Chief Financial Officer of the
      Company, own together 309,950 common shares of the Company, held through
      PGL Capital Inc. in which they jointly have a 100% controlling interest.

On December 9, 2002, BridgePoint International Inc., a company in which Mr. La
Salle was a director and Chairman, announced in a press release that cease trade orders had been issued with respect to its shares by the securities regulatory authority in each of Quebec, Ontario, Manitoba, Alberta and British Columbia as
a consequence of its default in filing its audited annual financial statements for the year ended June 30, 2002 within the prescribed time period. On or before
April 1, 2003, these cease trade orders were revoked by the above-mentioned regulatory authorities.

2.    APPOINTMENT AND REMUNERATION OF AUDITOR

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered
Accountants, as the auditor of the Company, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix the auditor's remuneration. Ernst & Young LLP, Chartered Accountants, has been the auditor of the Company since April 1, 2004, being the date of the completion by the Company of the qualifying transaction. Ernst & Young LLP was the auditor of LMS Medical
Systems Ltd. For a description of the qualifying transaction, please refer to footnote (3) to the table under the section entitled "Election of Directors".

3.    AMENDMENT TO DIRECTORS' DEFERRED SHARE UNIT AND STOCK PLAN

The Meeting has been called in part to consider and, if deemed advisable, to approve the following amendments (the "DSU Amendments") to the Company's
Directors' Deferred Share Unit and Stock Plan (the "DSU Plan"): (a) to increase the number of common shares issuable under the DSU Plan from

                                        5

125,000 to 250,000, and (b) to give to the Company sole discretion in determining the method of final payment under the DSU Plan.

Currently, the DSU Plan provides that an eligible participant ("Eligible
Participant") is entitled to receive, upon determination of the final payment
(the "Final Payment") due to the Eligible Participant, either cash, common shares or a combination of cash and common shares, as may be agreed upon between the Company and the Eligible Participant, and in the event that the Company and the Eligible Participant are unable to agree as to how the Final Payment is to be settled, the Eligible Participant shall receive one-half of his/her entitlement under the DSU Plan in cash, and one-half in common shares. On
November 7, 2005, the Board passed a resolution (which resolution is subject to shareholder approval) to amend the DSU Plan such that the determination of whether an Eligible Participant receives cash, common shares or a combination of both is at the sole discretion of the Company.

The DSU Plan, which was approved by the Company's Board on February 10, 2005 and by the Company's shareholders at the annual and special meeting of shareholders held on September 14, 2005, is intended to promote a greater alignment of interest between the Company's directors and the shareholders of the Company by providing an ongoing equity stake in the Company throughout an individual's period of service as a director of the Company.

Under the terms of the DSU Plan, all non-employee members of the Company's Board and, if designated by the Board's Governance, Compensation and Nominating
Committee, non-employee members of the board of any wholly-owned subsidiary of the Company, will receive, on a deferred payment basis and in lieu of cash remuneration which would otherwise be payable to such directors, deferred share units ("DSUs"). The number of DSUs to be credited to an eligible director will be determined by dividing the amount of cash remuneration otherwise payable to the director for services rendered (excluding reimbursement of expenses) by the fair market value per common share in the capital of the Company (the "Common
Shares") at the time of grant of the DSUs. A DSU is a bookkeeping entry credited to an account maintained for each eligible director having the same value as one
Common Share, but which cannot be redeemed or paid-out until such time as the director ceases to be a director. A DSU entitles the holder to receive, on a deferred payment basis, a Common Share or its cash equivalent. Upon a person retiring from all positions as a director of the Company or who, except as a result of death, has otherwise ceased to hold any such positions with the
Company and any subsidiaries of the Company, such person will have up to 180 days to redeem his or her DSUs. In the event of the death of a director, redemption of the DSUs shall be deemed to have occurred on the date of death.
The DSUs redeemed will be exchanged for (i) cash, (ii) an equal number of Common
Shares, or (iii) a combination of cash and Common Shares, in each instance as may be agreed upon by the eligible director and the Company. If the director and the Company are unable to agree, one-half of the DSUs will be exchanged for cash and the other half will be exchanged for Common Shares (as noted above, the method of determination of the Final Payment may be amended). The number of
Common Shares to be issued shall be equal to the quotient obtained by dividing
(I) the aggregate amount payable to the eligible director less any requisite statutory withholdings (and if applicable, less the amount of any cash payment)
by (II) the fair market value per Common Share as of the date on which the
Company is notified of the redemption. For purposes of the DSU Plan, "fair market value" at any date will equal the average of the closing prices of the
Company's common shares on the Toronto Stock Exchange (the "TSX") for the five business days ending on such date.

      The maximum number of Common Shares issuable to insiders (as defined in the Securities Act (Ontario)), at any time, under all security based compensation arrangements, including the DSU Plan, cannot exceed 10% of the issued and outstanding securities of the Company. The number of securities issued to insiders, within any one year period, under all security based compensation arrangements, including the DSU Plan, cannot exceed 10% of the issued and outstanding securities of the Company.

At the time the DSU Plan was established, 125,000 Common Shares were reserved for issuance under the DSU Plan, representing 0.8% of the number of common shares of the Company then outstanding. As at

                                        6

June 13, 2006, 101,230 Common Shares representing 0.6% of the number of common shares of the Company currently outstanding have been reserved for issuance under the DSU Plan, and 6,400 Common Shares have been issued under the DSU Plan.

If the DSU Amendments are approved by shareholders, a total of 243,600 Common
Shares representing 1.4% of the issued and outstanding common shares of the
Company will be available for issuance under the DSU Plan.

The DSU Plan includes provisions usual to these types of plans to provide for appropriate adjustments to be made to the number of DSUs upon the occurrence of certain events, such as a stock dividend, stock split, stock consolidation, combination, reclassification or exchange of shares, including without limitation, by way of arrangement, amalgamation, merger, spin-off or other distribution.

The rights respecting the DSUs are not transferable or assignable other than by will or by the laws of descent and distribution.

Subject to any necessary approval of the TSX, the American Stock Exchange, or any other stock exchange on which the Common Shares may then be listed, the
Board may from time to time amend the DSU Plan as deemed necessary or appropriate. Depending on the nature of the amendment, shareholder approval may be required.

A copy of the DSU Plan is available upon request in writing to the Chief
Financial Officer or the Secretary of the Company at 181 Bay Street, Suite 2500,
Toronto, Ontario, M5J 2T7.

The rules of the TSX require that the DSU Amendments be approved by a majority of the votes cast at the Meeting.

The TSX has approved the DSU Amendments, subject to shareholder approval of the
DSU Amendments being obtained.

Unless a choice is otherwise specified, it is intended that the common shares represented by the proxies hereby solicited will be voted in favour of the resolution set out in Schedule "A" hereto approving (a) the increase in the number of Common Shares issuable under the DSU Plan from 125,000 to 250,000, and
(b) the amendment to give to the Company sole discretion in determining Final
Payments under the DSU Plan.

4.    AMENDMENT TO SHARE BONUS PLAN

The Meeting has been called in part to consider and, if deemed advisable, to approve an amendment (the "Share Bonus Amendment") to the Company's share bonus plan (the "Share Bonus Plan") to increase the number of common shares issuable under the Share Bonus Plan from 250,000 to 500,000.

The Share Bonus Plan, which was approved by the Board on June 14, 2005 and which will be administered by the Company's Governance, Compensation and Nominating
Committee (the "Committee"), and approved by the Company's shareholders at the annual and special meeting of shareholders held on September 14, 2005, is intended to link the size of rewards to the Company's financial rewards and to create and promote team spirit within the Company.

Under the terms of the Share Bonus Plan, eligible officers and key employees of the Company and any of its wholly-owned subsidiaries will receive annual awards of common shares in the capital of the Company (the "Shares") based on the achievement of corporate and individual performance objectives established at the beginning of a fiscal year.

                                        7

The maximum number of Shares issuable to any one person under the Share Bonus
Plan shall be 5% of the Shares outstanding at the time of the issuance, on a non-diluted basis, less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury.

The number of securities issuable to insiders, at any time, under all security based compensation arrangements, including the Share Bonus Plan, cannot exceed
10% of the issued and outstanding securities of the Company. The number of securities issued to insiders, within any one year period, under all security based compensation arrangements, including the Share Bonus Plan, cannot exceed
10% of the issued and outstanding securities of the Company.

The target bonus for each eligible participant will be a percentage of the participant's earned annual salary, and will be communicated to the participant directly and confidentially by his or her department manager. The target bonus will be calculated based on the following three factors: (a) individual performance, (b) corporate results and (c) departmental performance. The award of the target bonus will be based on a specific formula for each factor.

The bonus calculation will be based on earned annual salary as at March 31 of the applicable fiscal year, excluding bonuses and special remuneration. Where an eligible participant joins the Company during the fiscal year, or if there is a change in an eligible participant's salary during the fiscal year, the bonus award will be pro-rated.

Until the Company's EBITDA (earnings before interest, taxes, depreciation and amortization) becomes positive, all earned bonuses will be paid in Shares, based upon the price of the Shares on the TSX on the date the bonus is calculated. The
Shares will be issued at the time they are earned.

If an eligible participant terminates his or her employment with the Company for reasons other than disability or retirement (or upon the death of the eligible participant), such participant (or the participant's estate) will not be eligible for a bonus award in the fiscal year of termination, unless the
Committee decides otherwise, upon the recommendation of the Chief Executive
Officer.

At the time the Share Bonus Plan was established, 250,000 Shares were reserved for issuance under the Share Bonus Plan, representing 1.4% of the number of common shares of the Company then. As at June 13, 2006, 235,618 Shares representing 1.3% of the number of common shares of the Company currently outstanding have been reserved for issuance under the Share Bonus Plan, and
13,872 Shares have been issued under the Share Bonus Plan.

If the Share Bonus Amendment is approved by shareholders, a total of 486,128
Shares representing 2.7% of the issued and outstanding common shares of the
Company will be available for issuance under the Share Bonus Plan.

The Committee may amend the Share Bonus Plan at any time, or discontinue it at the beginning of any fiscal year. Depending on the nature of the amendment, shareholder approval may be required.

A copy of the Share Bonus Plan is available upon request in writing to the Chief
Financial Officer of the Company at 181 Bay Street, Suite 2500, Toronto,
Ontario, M5J 2T7.

The rules of the TSX require that the Share Bonus Amendment be approved by a majority of the votes cast at the Meeting.

The TSX has approved the Share Bonus Amendment, subject to shareholder approval of the Share Bonus Amendment being obtained.

                                        8

Unless a choice is otherwise specified, it is intended that the common shares represented by the proxies hereby solicited will be voted in favour of the resolution set out in Schedule "B" hereto approving the increase in the number of Shares issuable under the Share Bonus Plan from 250,000 to 500,000.

EXECUTIVE COMPENSATION

Changes in the salaries of the named executive officers ("NEOs") in fiscal 2006 are listed in the chart below. No bonuses were paid to the NEOs in fiscal 2006.

1.    SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------
                                                                   LONG-TERM COMPENSATION
                                  ANNUAL COMPENSATION        ----------------------------------
                                                                      AWARDS            PAYOUTS
                             ------------------------------------------------------------------

                                                     OTHER   SECURITIES
                                                    ANNUAL     UNDER       SHARES OR               ALL
     NEO NAME                                       COMPEN-   OPTIONS    UNITS SUBJECT            OTHER
       AND                                          SATION   GRANTED(4)    TO RESALE     LTIP    COMPEN-
    PRINCIPAL                  SALARY     BONUS(2)    (3)     SARS(5)    RESTRICTIONS   PAYOUTS  SATION
     POSITION       YEAR(1)     ($)         ($)       ($)       (#)           ($)         ($)      ($)

----------------------------------------------------------------------------------------------------------

Diane Cote           2006     $212,520    $105,197    NIL       NIL           NIL         NIL      NIL
President and        2005     $192,500      NIL       NIL     210,982         NIL         NIL      NIL
Chief Executive      2004      $75,000      NIL       NIL       NIL           NIL         NIL      NIL
Officer
----------------------------------------------------------------------------------------------------------
Yves Grou, CA        2006    $191,532(6)  $47,404     NIL       NIL           NIL         NIL      NIL
Chief Financial      2005    $184,167(6)    NIL       NIL     200,000         NIL         NIL      NIL
Officer              2004    $75,000(6)     NIL       NIL       NIL           NIL         NIL      NIL
----------------------------------------------------------------------------------------------------------
Emily Hamilton,      2006     $166,980    $49,543     NIL       NIL           NIL         NIL      NIL
MDCM FRCP            2005     $156,250      NIL       NIL      66,188         NIL         NIL      NIL
Vice President,      2004      $62,500      NIL       NIL       NIL           NIL         NIL      NIL
Medical Research
----------------------------------------------------------------------------------------------------------
Bruno Bendavid(7)    2006     $151,666    $40,000     NIL      50,000         NIL         NIL      NIL
Vice-President,      2005     $140,000      NIL       NIL      19,777         NIL         NIL      NIL
Operations and       2004     $105,000      NIL       NIL       NIL           NIL         NIL      NIL
Development
----------------------------------------------------------------------------------------------------------
Timothy S. Betts     2006    US$176,517    20,123     NIL       NIL           NIL         NIL      NIL
Product              2005    US$189,625     NIL       NIL      19,964         NIL         NIL      NIL
Development Lead     2004     US$78,750     NIL       NIL       NIL           NIL         NIL      NIL
----------------------------------------------------------------------------------------------------------

(1)   The compensation shown for fiscal 2004 covers the period from November 1,
      2003 to March 31, 2004.

(2)   The bonuses were declared under the bonus plan approved for the fiscal
      2006 year ended March 31, 2006. Under the bonus plan, the bonus is paid by issuing LMS common shares. The shares were issued subsequent to year end at $2.06 per share. Diane Cote, Yves Grou, Emily Hamilton, Bruno Bendavid and Timothy S. Betts received: 51,067, 23,012, 24,074, 19,417 and 9,768 common shares, respectively, for the period ended March 31, 2006.

(3)   Perquisites and other personal benefits do not exceed the lesser of
      $50,000 or 10% of the total of the annual salary and bonus for the above-named NEOs.

(4)   All options have been stated after giving effect to the qualifying transaction.

(5)   To date, no stock appreciating rights ("SARS") have been granted.

(6)   These amounts represent consulting fees paid to Bridge Capital
      International Inc. in 2004 and to Groupe Conseils Grou, La Salle Inc. in
      2005 and 2006. Group Conseils Grou, La Salle Inc. and Bridge Capital
      International Inc. are related parties.

(7)   Bruno Bendavid was appointed Vice-President, Operations and Development in
      September, 2006.

                                        9

2.    OPTIONS AND SARS

During the financial year ended March 31, 2006, 50,000 options were granted to the NEOs listed below. No stock appreciation rights ("SARS") were granted to any
NEO.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
AND FINANCIAL YEAR-END OPTION VALUES

---------------------------------------------------------------------------------------------------------
                      SECURITIES,
                       ACQUIRED    AGGREGATE                              VALUE OF UNEXERCISED IN-THE-
                          ON         VALUE        UNEXERCISED OPTIONS            MONEY OPTIONS
                       EXERCISE    REALIZED          AT FY-END (#)               AT FY-END ($)
      NEO NAME            (#)         ($)      EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE(2)
---------------------------------------------------------------------------------------------------------

Diane Cote                NIL         NIL          205,691/346,346                    0/0
---------------------------------------------------------------------------------------------------------
Yves Grou, CA             NIL         NIL          NIL/200,000(1)                     0/0
---------------------------------------------------------------------------------------------------------
Emily Hamilton,
MDCM FRCP                 NIL         NIL          88,391/132,516                     0/0
---------------------------------------------------------------------------------------------------------
Bruno Bendavid            NIL         NIL           15,120/78,305                     0/0
---------------------------------------------------------------------------------------------------------
Timothy S. Betts          NIL         NIL           20,191/35,500                     0/0
---------------------------------------------------------------------------------------------------------

(1)   Mr. Grou exercises control of 40,000 warrants to obtain common shares of the Company held by Bridge Capital International Inc. Companies in which
      Mr. Grou exercises control sold no warrants during the financial year ended March 31, 2006.

(2)   The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of common shares on the Toronto Stock Exchange as at March 31, 2006
      ($2.12), multiplied by the number of shares under option. The options have not been and may never be exercised, and actual gains, if any, upon exercise will depend upon the value of the common shares on the date of exercise. There can be no assurance that these values will be realized.
      Values of unexercised in-the-money options are based on exercise prices varying from $2.45 to $4.62.

                  OPTIONS GRANTS DURING FISCAL YEAR ENDED 2006

----------------------------------------------------------------------------------------------
                                                              MARKET VALUE
                                                             OF SECURITIES
                      SECURITIES,  % OF TOTAL                  UNDERLYING
                         UNDER      OPTIONS                     OPTIONS
                        OPTIONS    GRANTED TO   EXERCISE OR  ON THE DATE OF
                        GRANTED    EMPLOYEES    BASE PRICE       GRANT          EXPIRATION
NEO NAME                  (#)       IN 2006    ($/SECURITY)   ($/SECURITY)         DATE
----------------------------------------------------------------------------------------------

Bruno Bendavid          50,000       14.9%        $2.45           $2.45       Sept. 14, 2010
----------------------------------------------------------------------------------------------

3.    EMPLOYMENT CONTRACTS

Diane Cote

Diane Cote, President and Chief Executive Officer of the Company, is employed pursuant to a written employment contract entered into as of October 9, 2001.
For the year ended March 31, 2006, Ms. Cote's base compensation was $212,520 and she is entitled to a performance bonus payable upon the achievement of personal goals and corporate objectives as agreed upon. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions. In the event that her employment is terminated as a direct consequence of a change of control, Ms. Cote is entitled to receive a
24-month indemnity based on the remuneration package and bonus for the previous year.

                                       10

Yves Grou, CA

Yves Grou, Chief Financial Officer of the Company, has been employed with the
Company in his current position since October 2001. His base salary is $191,532 in addition to which he may qualify for a performance bonus payable upon the achievement of personal goals and corporate objectives as agreed upon.

Emily Hamilton, MDCM FRCP

Emily Hamilton, Vice-President, Medical Research of the Company, is employed pursuant to a written employment contract entered into on September 9, 1996. The contract provides for a base compensation of $115,000 (currently $166,980) and a performance bonus payable upon the achievement of personal goals and corporate objectives as agreed upon. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

Bruno Bendavid

Bruno Bendavid, Vice-President, Operations and Development, has been employed with the Company since its inception and in his current position since September
2006. His base salary is $160,000 in addition to which he may qualify for a performance bonus payable upon the achievement of personal goals and corporate objectives as may be agreed upon.

Timothy S. Betts

Timothy Betts, Product Development Lead of the Company, has been employed with the Company in his current position since March 2002. His base salary is
US$140,000 (US$160,000 prior to September 2005) in addition to which he may qualify for a performance bonus payable upon the achievement of personal goals and corporate objectives as may be agreed upon.

4.    COMPOSITION OF THE GOVERNANCE, COMPENSATION AND NOMINATING COMMITTEE

The Governance, Compensation and Nominating Committee consists of Terrance H.
Gregg, Harry G. Hohn, and Benoit La Salle.

5.    REPORT ON EXECUTIVE COMPENSATION

The Governance, Compensation and Nominating Committee of the Board (the
"Committee") is charged with, among other things, the responsibility of reviewing the Company's compensation policies and practices, compensation of officers (including the Chief Executive Officer), and succession planning. As appropriate, recommendations regarding these issues are made to the Board (the
"Board"). The Committee consists of three independent directors (as defined in
National Instrument 58-101-Disclosure of Corporate Governance Practices).

The objectives of the Company's compensation policies and programs for executive officers are to:

(a)   motivate and reward executive officers for the achievement of corporate and functional objectives;

(b)   recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other healthcare technology companies; and

                                       11

(c)   align the interests of the executive officers with the long-term interests of shareholders and the intermediate and long-term objectives of the
      Company.

The Committee endeavors to position its executive compensation near the mean of the range of compensation levels for comparable companies. The comparative companies have historically been other Canadian healthcare technology companies at a similar stage of development. Independent surveys are also used to provide compensation data for comparable knowledge, skills, and expertise. The Company's compensation policies and programs for executive officers currently consist of base salary, annual incentive bonus, and other customary employment benefits.
The relative emphasis of the two main components of the annual compensation of executives is approximately 75% base salary and 25% annual bonus. Total compensation of executive officers of the Company is reviewed on an annual basis.

Base Salary

In determining base salary for each executive officer, the Committee considers the executive's experience and position within the Company. The Committee also utilizes industry compensation surveys provided by independent organizations and data from the comparative group described above. Salaries for executive officers also take into account the recommendations of the Chief Executive Officer or, in the case of the Chief Executive Officer, the recommendation of the Chairman of the Committee.

Annual Bonus

Prior to the beginning of each fiscal year, our Board of Directors approves annual corporate objectives, and these, along with personal performance objectives, are reviewed at the end of the year for the purpose of determining annual bonuses. Annual assessments of senior management also evaluate other performance measures, including the promotion of teamwork, leadership, and the development of individuals responsible to the applicable officer. Our Chief
Executive Officer's annual bonus is weighted 100% on the achievement of corporate objectives, and the annual bonus of the other executive officers is weighted 66 2/3% on the achievement of corporate objectives and 33 1/3% on the achievement of individual objectives. The maximum bonus payable as a percentage of base salary to our Chief Executive Officer and to the other executive officers is 100%. In order to calculate the bonus payable, the individual's weighted average performance assessment is multiplied by the maximum bonus percentage and by the individual's base salary.

Stock Options

A portion of executive compensation is also directly aligned with growth in share value. In reviewing option grants, the Committee gives consideration to the number of options already held by an individual. Stock options may be awarded to executive officers at the commencement of their employment, annually on meeting corporate and individual objectives, and from time to time by the
Committee based on regular assessments of the compensation levels of comparable companies. An executive officer may earn an annual option grant on a basis similar to that described above under "Annual Bonus," with similar weightings applied to the achievement of corporate objectives and individual objectives.

Presented by the Governance, Compensation and Nominating Committee:

Terrance H. Gregg
Harry G. Hohn
Benoit La Salle

                                       12

PERFORMANCE GRAPH

The following graph and table compares the yearly percentage change in the cumulative total shareholder return of the Company's common shares for the period from March 31, 2004(1) to March 31, 2006 with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period(2).

                                 [GRAPH OMITTED]

----------------------------------------------------------------
                                2004        2005        2006
----------------------------------------------------------------
Company Close                   $4.60       $3.85       $2.12
----------------------------------------------------------------
Company Value                    100        83.7        46.1
----------------------------------------------------------------
S&P/TSX Total Return          21,444.89   26,618.80   28,742.03
----------------------------------------------------------------
S&P/TSX Total Return Value       100        124.1       134.0
----------------------------------------------------------------

(1)   The information for the 2004 financial year covers the period from
      November 1, 2003 to March 31, 2004.

(2)   Assumes $100 invested in common shares of the Company on March 31, 2004 and in the S&P/TSX Composite Total Return Index, which assumes dividend reinvestment.

6.    COMPENSATION OF DIRECTORS

The directors of the Company will receive $206,250 in directors' fees or 93,006
DSU units, in the aggregate, in respect of the year ended March 31, 2006 under the DSU Plan described below.

                                       13

EQUITY COMPENSATION PLANS

------------------------------------------------------------------------------------------------
          PLAN CATEGORY                NUMBER OF           WEIGHTED-             NUMBER OF
                                    SECURITIES TO BE   AVERAGE EXERCISE          SECURITIES
       Equity compensation            ISSUED UPON          PRICE OF              REMAINING
      plans not approved by           EXERCISE OF         OUTSTANDING          AVAILABLE FOR
         securityholders              OUTSTANDING      OPTIONS, WARRANTS      FUTURE ISSUANCE
                                        OPTIONS,          AND RIGHTS            UNDER EQUITY
                                      WARRANTS AND                           COMPENSATION PLANS
                                         RIGHTS                                  (EXCLUDING
                                                                                 SECURITIES
                                                                                REFLECTED IN
                                                                                COLUMN (a))

                                          (a)                 (b)                   (c)
------------------------------------------------------------------------------------------------

1. 2004 Stock Option Plan(1)           1,220,558             $3.74                888,884
------------------------------------------------------------------------------------------------
2. Other Options(2)                     342,839              $4.55                 NIL(3)
------------------------------------------------------------------------------------------------
3. Directors' Deferred Share            101,230              $2.39               17,370(5)
   Unit and Stock Plan(1)(4)
------------------------------------------------------------------------------------------------
4. Share Bonus Plan(1)                  235,618              $2.06                 510(5)
------------------------------------------------------------------------------------------------

(1)   See below for a summary of the 2004 Stock Option Plan and section entitled
      "Particulars Of Matters To Be Acted On" for a summary of the Directors'
      Deferred Share Unit and Stock Plan and the Share Bonus Plan.

(2)   "Other Options" represents options to purchase common shares of the
      Company issued to holders of options of LMS Medical Systems (Canada) Ltd.
      on April 1, 2004.

(3)   No further options will be issued under this category.

(4)   Upon termination of service, deferred share units under this plan may be exchanged for cash or common shares in the capital of the Company. At the
      Meeting, the Company's shareholders will be asked to vote upon an amendment to give the Company the option , at its discretion, of exchanging the deferred share units for cash or common shares.

(5)   Prior to the amendment to increase the maximum number of common shares issuable under the plan as described elsewhere in this Management Proxy
      Circular. At the Meeting, the Company's shareholders will be asked to vote upon an amendment to increase the number of common shares issuable under the plan.

2004 STOCK OPTION PLAN

The Company's 2004 Stock Option Plan was approved by the Board on June 15, 2004, and by shareholders at the Company's annual and special meeting held on
September 15, 2004. The 2004 Stock Option Plan provides directors and employees of the Company and its subsidiaries, as well as other persons who provide ongoing consulting services to the Company and its subsidiaries, with the opportunity to participate in the growth and development of the Company.

The Company has reserved for issuance under the 2004 Stock Option Plan a maximum of 2,149,942 common shares (1,261,058 of which have been granted as at March 31,
2006), representing approximately 8.8% of the number of common shares of the
Company currently issued and outstanding. (of the 1,261,058 options granted,
40,500 options have been cancelled as at March 31, 2006). The 2,149,942 options that may be granted under the 2004 Stock Option Plan are anticipated to be granted over the next several years.

Pursuant to the terms of the 2004 Stock Option Plan, the Board is authorized to grant to eligible individuals options to acquire common shares of the Company at such prices as may be fixed at the time of the grant, provided however that the option exercise price shall not be less than the closing sale price of the
Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. If there is no closing price on such date, then the exercise price shall not be less than the simple average of the closing bid and ask prices for the common shares on the Toronto Stock Exchange on such date. Options granted under the 2004 Stock Option Plan shall be non-assignable and non-transferable, and shall have a maximum term of 10 years. The Company will not provide any financial assistance to any individual in connection with the exercise of any options under the 2004 Stock Option Plan, and will not reprice any options under the 2004 Stock Option Plan.

                                       14

An option may not be granted to an "insider" or an "associate" of any insider
(as such terms are defined by the Securities Act (Ontario)) of the Company if such option, together with any other options previously granted by the Company
(collectively, "Share Compensation Arrangements") could result in (i) the number of common shares reserved for issuance to insiders and their associates collectively, exceeding 10% of the number of common shares then issued and outstanding, less the number of common shares issued pursuant to the Share
Compensation Arrangements within the previous 12 months (the "Outstanding
Issue"); (ii) the issuance to insiders and their associates, collectively, within the 12 months immediately preceding or 12 months immediately following the date of grant of such options, of a number of common shares exceeding 10% of the Outstanding Issue; or (iii) the issuance to any one insider and such insider's associates, within the 12 months immediately preceding or 12 months immediately following the date of grant of such option, of a number of common shares exceeding 5% of the Outstanding Issue.

The number of common shares reserved for issuance under the 2004 Stock Option
Plan at any time to any one person shall not exceed 5% of the number of common shares then issued and outstanding.

A copy of the Plan is available upon written request to the Chief Financial
Officer or the Secretary of the Company at 181 Bay Street, Suite 2500, Toronto,
Ontario, M5J 2T7.

The 2004 Stock Option Plan has been approved by the Toronto Stock Exchange.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

It is the policy of the Company to not make loans to directors, executive officers, or senior officers. Since the beginning of the Company's last financial year, no present or former director, executive officer, or senior officer of the Company is currently or has been indebted to the Company.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains liability insurance for its directors and officers acting in their respective capacities. The annual premium payable by the Company in respect of such insurance is US$76,000, and the total amount of insurance purchased for the directors and officers as a group is US$5,000,000, subject to a deductible amount up to US$50,000 for each loss. The policy does not specify that any part of the premium is paid in respect of either the directors or officers as a group. The policy contains standard exclusions, and no claims have been made thereunder to date.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any informed person of the Company, any proposed director of the Company or any known associate or affiliate of such persons, in any transaction since the commencement of the
Company's most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Company.

STATEMENT ON CORPORATE GOVERNANCE PRACTICES

The Ontario Securities Commission (the "OSC") has issued guidelines for effective corporate governance under National Policy 58-201 - Corporate
Governance Guidelines (the "OSC Guidelines"). The OSC Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members, and other items pertaining to sound corporate governance. The OSC has issued National Instrument
58-101 - Disclosure of Corporate Governance Practices (the "Instrument") which requires that each listed company disclose, on an annual basis, its approach to corporate governance by disclosing the information required by the Instrument.

                                       15

The Company's Board of Directors (the "Board") has adopted a formal mandate outlining its responsibilities. Codes of ethics for the Board and the Company's employees have also been implemented. The mandate and the codes of ethics, along with the charters of each of the Company's Audit Committee and Governance,
Compensation and Nominating Committee, may be viewed on the Company's website at
www.lmsmedical.com.

The Company believes that its corporate governance practices ensure that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The disclosure requirements of the Instrument and a commentary on the Company's approach with respect to each requirement are set forth below.

------------------------------------------------------------------------------------------------------------------------------------
DISCLOSURE REQUIREMENTS                                   COMMENTS
------------------------------------------------------------------------------------------------------------------------------------

Disclose the identity of directors who are                Elaine Beaudoin
independent.                                              Terrance H. Gregg
                                                          Harry G. Hohn
                                                          Benoit La Salle
                                                          Arthur Porter

                                                          For more information about each director, please refer to the section entitled "Election of Directors" on page 3 of this Management Proxy
                                                          Circular.
------------------------------------------------------------------------------------------------------------------------------------
Disclose the identity of directors who are not            Diane Cote, the President and Chief Executive Officer of the Company,
independent, and describe the basis for that              is the only Board member who is considered not independent (as
determination.                                            defined in the Instrument). For more information about each director, please refer to the section entitled "Election of Directors" on page
                                                          3 of this Management Proxy Circular.
------------------------------------------------------------------------------------------------------------------------------------
Disclose whether or not a majority of directors are       The Board is composed of six directors, a majority of whom are
independent.                                              independent (as defined in the Instrument).  After consideration of the criteria set forth in the Instrument, the Board has concluded that 5 of the directors are independent. The remaining director is the President and Chief Executive Officer of the Company.
------------------------------------------------------------------------------------------------------------------------------------
If a director is presently a director of another              o    Elaine Beaudoin - Groupe Canam Inc. and Hebdo Litho Inc.
issuer that is a reporting issuer (or the
equivalent) in a jurisdiction or a foreign                    o    Terrance Gregg - Amylin Pharmaceuticals Inc., Vasogen Inc.
jurisdiction, identify both the director and the                   and Dexcom Inc.
other issuer.
                                                              o    Benoit La Salle - Vasogen Inc., ART Advanced Research
                                                                   Technologies Inc., Semafo Inc., Contact Image Corporation
                                                                   and Technologie 20-20 Inc.

                                                              o    Arthur Porter - Adherex Technologies Inc.
------------------------------------------------------------------------------------------------------------------------------------
Disclose whether or not the independent directors         The Board will meet at least once annually and additionally as may be
hold regularly scheduled meetings at which                deemed necessary, independently of Diane Cote, the only
non-independent directors and members of management       non-independent Board member.
are not in attendance.  If the independent
directors hold such meetings, disclose the number
of meetings held since the beginning of the
issuer's most recently completed financial year
end.
------------------------------------------------------------------------------------------------------------------------------------

                                       16

------------------------------------------------------------------------------------------------------------------------------------
DISCLOSURE REQUIREMENTS                                   COMMENTS
------------------------------------------------------------------------------------------------------------------------------------

Disclose whether or not the chair of the board is         Benoit La Salle is the Chairman of the Board and is an independent
an independent director.  If the board has a chair        director.
or lead director who is an independent director,
disclose the identity of the independent chair or         The Chairman has the responsibility, among other things, of ensuring
lead director, and describe his role and                  that the Board discharges its responsibilities effectively.  The
responsibilities.                                         Chairman acts as a liaison between the Board and the Chief Executive
                                                          Officer and chairs Board meetings.  Further, the Chairman ensures that the non-management members of the Board meet on a regular basis without management being present.
------------------------------------------------------------------------------------------------------------------------------------
Disclose the attendance record of each director for       Elaine Beaudoin - 4 Board meetings
all board meetings held since the beginning of the        Diane Cote - 4 Board meetings
issuer's most recently completed financial year.          Terrance H. Gregg - 4 Board meetings
                                                          Harry G. Hohn - 4 Board meetings
                                                          Benoit La Salle - 4 Board meetings
                                                          Arthur Porter - 1 Board meetings since joining the Board on January
                                                          16, 2006
------------------------------------------------------------------------------------------------------------------------------------
Disclose the text of the board's written mandate.         Please refer to Schedule "C" for the Board's written mandate.
------------------------------------------------------------------------------------------------------------------------------------
Disclose whether or not the board has developed           The Board has developed a written position description for each of
written position descriptions for the chair and the       the following, as recommended by the OSC Guidelines:
chair of each board committee.  If the board has
not developed written position descriptions for the           o    Chair of the Board;
chair and/or the chair of each board committee,
briefly describe how the board delineates the role            o    Chair of the Audit Committee; and
and responsibilities of each such positions.
                                                              o    Chair of the Governance, Nominating and Compensation
                                                                   Committee.
------------------------------------------------------------------------------------------------------------------------------------
Disclose whether or not the board and CEO have            The Board and the Chief Executive Officer have developed a written
developed a written position description for the          position description for the Chief Executive Officer.
CEO.  If the board and CEO have not developed such
a position description, briefly describe how the
board delineates the role and responsibilities of
the CEO.
------------------------------------------------------------------------------------------------------------------------------------
Briefly describe what measure the board takes to          New members receive an information package, a tour of the facilities
orient new directors regarding:                           and are provided with the opportunity to interact with and request briefings from other directors and management.
(i) the role of the board, its committees and its
directors, and

(ii) the nature and operation of the issuer's
business.
------------------------------------------------------------------------------------------------------------------------------------
Briefly discuss what measures, if any, the board          Given the size of the Company and the in-depth public company
takes to provide continuing education for its             experience of the members of the Board, there is no formal continuing
directors.  If the board does not provide                 education program in place.  Board members are entitled to attend
continuing education, describe how the board              seminars they determine necessary to keep them up-to-date with
ensures that its directors maintain the skill and         current issues relevant to their service as directors of the Company.
knowledge necessary to meet their obligations as
directors.
------------------------------------------------------------------------------------------------------------------------------------

                                       17

------------------------------------------------------------------------------------------------------------------------------------
DISCLOSURE REQUIREMENTS                                   COMMENTS
------------------------------------------------------------------------------------------------------------------------------------

Disclose whether or not the board has adopted a           The Board has adopted a written code of conduct for its directors,
written code for the directors, officers and              and a written code of conduct for its employees.
employees.  If the board has adopted a written code:

(i) disclose how a person or company may obtain a         (i) a copy of the Company's codes of conduct referred to above can be
copy of the code,                                         obtained on the Company's website at www.lmsmedical.com or alternatively, by written request to the Chief Financial Officer or the Secretary of the Company, at 181 Bay Street, Suite 2500, Toronto,
                                                          Ontario, M5J 2T7.

(ii) describe how the board monitors compliance           (ii) Code of conduct for employees: the Chief Executive Officer
with its code, or if the board does not monitor           verifies annually that each employee has read and understood the code.
compliance, explain whether and how the board
satisfies itself regarding compliance with its            Code of conduct for directors: The Board as a whole monitors
code, and                                                 compliance by directors with the code.

(iii) provide a cross-reference to any material           (iii) Not applicable.
change report filed since the beginning of the
issuer's most recently completed financial year
that pertains to any conduct of a director or
executive officer that constitutes a departure from
the code.
------------------------------------------------------------------------------------------------------------------------------------
Describe any steps the board takes to ensure              Each director and executive officer is required to fully disclose his
directors exercise independent judgement in               or her interest in respect of any transaction or agreement to be
considering transactions and agreements in respect        entered into by the Company.  Once such interest has been disclosed,
of which a director or executive officer has a            the Board as a whole determines the appropriate level of involvement
material interest.                                        the director or executive officer should have in respect of the transaction or agreement.
------------------------------------------------------------------------------------------------------------------------------------
Describe any other steps the board takes to               Management, supported by the Board, has put structures in place to
encourage and promote a culture of ethical business       ensure effective communication between the Company and its
conduct.                                                  stakeholders and the public. The Company provides appropriate disclosure as required by law, and legal counsel reviews all press releases and shareholder reports.

                                                          The Board manages the business of the Company on behalf of the shareholders and is responsible for, among other things, strategic planning, monitoring, and management of the Company's principal risks. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board. In addition to those matters, which must by law be approved by the Board, the approval of the Board is required for major transactions or expenditures.

                                                          Directors are permitted to contact and engage outside advisors at the expense of the Company.
------------------------------------------------------------------------------------------------------------------------------------

                                       18

------------------------------------------------------------------------------------------------------------------------------------
DISCLOSURE REQUIREMENTS                                   COMMENTS
------------------------------------------------------------------------------------------------------------------------------------

Describe the process by which the board identifies        The Board assesses each new candidate by considering his or her
new candidates for board nomination.                      competencies and skills based on such candidate's prior service on the boards of other corporations and his or her corporate background.
------------------------------------------------------------------------------------------------------------------------------------
Disclose whether or not the board has a nominating        The Board has a Governance, Compensation and Nominating Committee
committee composed entirely of independent                composed of three directors, each of whom is independent.
directors.
------------------------------------------------------------------------------------------------------------------------------------
If the board has a nominating committee, describe         The Governance, Compensation and Nominating Committee (the
the responsibilities, powers and operation of the         "Committee") is responsible for, among other things, identifying and
nominating committee.                                     recommending to the Board new candidates for the Board, annually reviewing the credentials of existing Board members to assess their suitability for re-election and ensuring the provision of an appropriate orientation and education program for new recruits to the
                                                          Board and continuing education for Board members.

                                                          The Committee meets as often as is necessary to carry out its responsibilities.

                                                          The Committee will be permitted access to all records and corporate information that it determines to be required in order to perform its duties.
------------------------------------------------------------------------------------------------------------------------------------
Describe the process by which the board determines        Please refer to the section entitled "Report on Executive
compensation for the issuer's directors and               Compensation" on page 7 of this Management Proxy Circular.
officers.
------------------------------------------------------------------------------------------------------------------------------------
Disclose whether or not the board has a                   The Board has a Governance, Compensation and Nominating Committee
compensation committee composed entirely of               composed of three directors, each of whom is independent.
independent directors.
------------------------------------------------------------------------------------------------------------------------------------
If the board has a compensation committee, describe       The Governance, Compensation and Nominating Committee (the
the responsibilities, powers and operation of the         "Committee") is responsible for, among other things, reviewing the
compensation committee.                                   recruitment, appointment and termination of the Company's senior management group, reviewing the annual salary of the Chief Executive
                                                          Officer, reviewing the senior management group's employment agreements and reviewing the adequacy and form of compensation of
                                                          Board members and Board committee members in light of the
                                                          responsibilities and risks involved in being a director, in the case of the Board, and a chairman, in the case of Board committees.

                                                          The Committee meets as often as is necessary to carry out its responsibilities.

                                                          The Committee will be permitted access to all records and corporate information that it determines to be required in order to perform its duties.
------------------------------------------------------------------------------------------------------------------------------------

                                       19

------------------------------------------------------------------------------------------------------------------------------------
DISCLOSURE REQUIREMENTS                                   COMMENTS
------------------------------------------------------------------------------------------------------------------------------------

If a compensation consultant or advisor has, at any       Not applicable.
time since the beginning of the issuer's most
recently completed financial year, been retained to
assist in determining compensation for any of the
issuer's directors and officers, disclose the
identity of the consultant or advisor and briefly
summarize the mandate for which they have been
retained.  If the consultant or advisor has been
retained to perform any other work for the issuer,
state that fact and briefly describe the nature of
the work.
------------------------------------------------------------------------------------------------------------------------------------
If the board has standing committees other than the       Not applicable.
audit, compensation and nominating committees,
identify the committees and describe their function.
------------------------------------------------------------------------------------------------------------------------------------
Disclose whether or not the board, its committees         In order to assess the effectiveness and contribution of the Board
and individual directors are regularly assessed           and Board committees, the Governance, Nominating and Compensation
with respect to their effectiveness and                   Committee reviews, on an annual basis, the size and composition of
contribution.  If assessments are regularly               the Board and Board committees and makes appropriate recommendations
conducted, describe the process used for the              to the Board. This review process comprises board effectivness, board
assessments.  If assessments are not regularly            and committee structure, board processes as well as director and
conducted, describe how the board satisfies itself        committee evaluations.
that the board, its committees, and its individual
directors are performing effectively.
------------------------------------------------------------------------------------------------------------------------------------
The audit committee should be composed entirely of        The Board has appointed an Audit Committee composed of three
independent directors and should have a                   directors, each of whom is independent.  The Audit Committee has a
specifically defined mandate.                             written charter, which can be found on the Company's website at
                                                          www.lmsmedical.com.  For more information, please refer to the section entitled "Audit Committee" below.
------------------------------------------------------------------------------------------------------------------------------------

AUDIT COMMITTEE

CHARTER

The text of our Audit Committee Charter can be found on our website at
www.lmsmedical.com.

COMPOSITION OF THE AUDIT COMMITTEE

The members of the Audit Committee are Elaine Beaudoin, Benoit La Salle and
Arthur Porter, each of whom is independent and financially literate.

RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS

Elaine Beaudoin, CA

Elaine Beaudoin is a chartered accountant and a member of the Quebec Order of
Chartered Accountants and the Canadian Institute of Chartered Accountants. From
1989 to 1998, she held the position of Chief

                                       20

Executive Officer of Unifix Inc, a Quebec based manufacturer of concrete panels.
Ms. Beaudoin serves on the boards of several institutions and private and public companies, including the Groupe Canam Inc., Hebdo Litho Inc. and Lower Canada
College.

Benoit La Salle, CA

Benoit La Salle is a chartered accountant and member of the Canadian Institute of Chartered Accountants and the Order of Chartered Administrators of Quebec. He
holds a Commerce degree from McGill University and a Masters of Business
Administration from IMEDE, Switzerland. In 1980, he founded Grou La Salle &
Associes, Chartered Accountants. Mr. La Salle is currently Chief Executive
Officer of Semafo Inc. and serves on other boards of public companies, including amongst others, Pebercan Inc., Vasogen Inc., and ART Advanced Research
Technologies Inc.

Dr. Arthur Porter

Dr. Porter is Director General and Chief Executive Officer of the McGill
University Health Centre in Montreal, Canada, one of the most comprehensive academic health centres in North America. From 1999 to 2004, Dr. Porter held the position of Chief Executive Officer of the Detroit Medical Center, a US$1.6
billion health system in one of the United State's largest urban areas. In addition, Dr. Porter is on the editorial board of 13 scientific journals and has to his credit numerous scholarly works in peer-reviewed journals, chapters in books and in proceedings of conferences. Dr. Porter is a member of the board of various companies, including the Munder Funds (he is also a member of Munder
Funds' audit committee), as well as a board member of Adherex Technologies Inc., a publicly-traded biotechnology company. Dr. Porter' s extensive international health background includes medical practice in radiation oncology, business and academic leadership positions in Canada, Europe, Africa and the United States.

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

Audit Fees

The fees billed by Ernst & Young LLP, Chartered Accountants, for audit services in the aggregate for the financial years ended March 31, 2005 and March 31, 2006 was $174,000.

Audit Related Fees

The fees billed by Ernst & Young LLP, Chartered Accountants, for assurance and related services in the aggregate for the financial years ended March 31, 2005 and March 31, 2006 was $216,000. These fees are reasonably related to the performance of the audit of our financial statements and not reported under
"Audit Fees" above.

Audit related services consist mainly of accounting and assurance work related to the filing in connection with the reverse takeover transaction and filings of our annual report and Form 20F with regulators in Canada and the United States and other assurance reports as requested.

Ernst & Young LLP participated in the preparation of the filing statement in respect of our qualifying transaction, which participation included a review of the pro forma statements for the prior fiscal years of LMS Medical Systems
(Canada) Ltd. and consultation services with respect thereto. The Company owns
100% of the issued and outstanding shares of LMS Medical Systems (Canada) Ltd.

                                       21

Tax Fees

The aggregate fees billed by Ernst & Young LLP, Chartered Accountants, for professional services rendered for tax compliance, tax advice and tax planning in the aggregate for the financial years ended March 31, 2005 and March 31, 2006 was $81,000.

Ernst & Young LLP assisted us with the preparation of our research and development tax credit claims and assisted with the preparation of the tax returns of LMS Medical Systems (Canada) Ltd. and LMS Medical Systems (USA) Inc.

SHAREHOLDER PROPOSALS FOR THE 2006 ANNUAL MEETING

The Company will review shareholder proposals intended to be included in proxy material for the 2007 Annual Meeting of Shareholders that are received by the
Company at its registered office at 181 Bay Street, Suite 2500, Toronto,
Ontario, M5J 2T7, Attention: Secretary, no later than March 31, 2007.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at
www.sedar.com and on Edgar at www.sec.gov.

Copies of the following documents are available without charge to shareholders upon written request to the Secretary of the Company at 181 Bay Street, Suite
2500, Toronto, Ontario, M5J 2T7:

(i)   the 2006 Annual Report to Shareholders;

(ii)  the consolidated financial statements for the year ended March 31, 2006, together with the accompanying report of the auditor;

(iii) Management's Discussion and Analysis ("MD&A") pertaining to the Company'
      consolidated financial statements;

(iv)  this Management Proxy Circular; and

(v)   the Company's most recent Annual Information Form, which is in the form of a registration statement on Form 20-F.

Financial information is also provided in the Company's financial statements and
MD&A for the financial year ended March 31, 2006.

                                       22

GENERAL

The information contained herein is given as at June 13, 2006, unless otherwise stated. The Board of the Company has approved the contents and the distribution of this Management Proxy Circular.

DATED at Montreal, Quebec, this 13th day of June, 2006.

                                        BY ORDER OF THE BOARD

                                        /S/ DIANE COTE
                                        -------------------------------------
                                        DIANE COTE (SIGNED)
                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                  SCHEDULE "A"

     APPROVAL OF AMENDMENT TO DIRECTORS' DEFERRED SHARE UNIT AND STOCK PLAN

RESOLVED THAT:

1.    the amendment by the Company to the Company's directors' deferred share unit and stock plan (the "DSU Plan") to increase the number of common shares issuable under the DSU Plan from 125,000 to 250,000 and the allotment and reservation for issuance of an additional 125,000 common shares pursuant to the terms of the DSU Plan, are hereby authorized and approved; and

2.    the amendment by the Company to the DSU Plan to give to the Company sole discretion to determine the method of final payment to eligible participants under the DSU Plan is hereby authorized and approved.

                                       S-1

                                  SCHEDULE "B"

                    APPROVAL OF AMENDMENT TO SHARE BONUS PLAN

RESOLVED THAT the amendment by the Company to the Company's share bonus plan
(the "Share Bonus Plan") to increase the number of common shares issuable under the Share Bonus Plan from 250,000 to 500,000 and the allotment and reservation for issuance of an additional 250,000 common shares pursuant to the terms of the
Share Bonus Plan, are hereby authorized and approved.

                                       S-2

                                  SCHEDULE "C"

                      MANDATE OF THE LMS BOARD OF DIRECTORS

The Board of LMS believes that the appropriate mix of skills, experience, age and gender will help to enhance its performance. The Board's composition should reflect business experience compatible with the Company's business objectives.

Composition

The Board is comprised of six directors, a majority of whom are independent(1).
Pursuant to the Canada Business Corporations Act, at least 25% of the directors of the Company must be resident Canadians. The Chair of the Board is an independent director(2).

Meetings

The Board shall meet at least four times annually, or more frequently, as circumstances dictate. In addition, the Board shall hold separate, regularly scheduled meetings of independent directors at which members of management are not present.

Position Descriptions

The Board shall develop clear position descriptions for directors, including the
Chair of the Board and the Chair of each Board committee. Additionally, the
Board, together with the Chief Executive Officer ("CEO"), shall develop a clear position description for the CEO, which includes defining management's responsibilities. The Board shall also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.

The Board is elected by the shareholders and represents all shareholders'
interests in continuously creating shareholder value. The following is the mandate of the Board.

   o  Advocate and support the best interests of the Company.

   o  Review and approve strategic, business and capital plans for the Company and monitor management's execution of such plans.

   o  Review whether specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance.

   o  Review the principal risks of the Company's business and pursue the implementation by management of appropriate systems to manage such risks.

   o  Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken when performance falls short of goals.

   o  Review measures implemented and maintained by the Company to ensure compliance with statutory and regulatory requirements.

   o  Select, evaluate, and compensate the President and CEO.

   o  Annually review appropriate senior management compensation programs.

   o  Monitor the practices of management against the Company's disclosure policy to ensure appropriate and timely communication to shareholders of material information concerning the Company.

   o  Monitor safety and environmental programs.

                                       S-3

   o  Monitor the development and implementation of programs for management succession and development.

   o  Approve selection criteria for new candidates for directorship.

   o  Provide new directors with a comprehensive orientation, and provide all directors with continuing education opportunities.

   o  Assure shareholders of conformity with applicable statutes, regulations and standards (for example, environmental risks and liabilities, and conformity with financial statements).

   o  Regularly conduct assessments of the effectiveness of the Board, as well as the effectiveness and contribution of each Board committee and each individual director.

   o  Establish the necessary committees to monitor the Company.

   o  Provide advice to and act as a sounding board for the President and CEO.

   o  Discharge such other duties as may be required in the good stewardship of the Company.

In addressing its mandate, the Board assumes responsibility for the following approvals:

      Financial Approvals:

      -     Strategic plan

      -     Annual business and capital plans

      -     Annual financial statements and auditors' report

      -     Quarterly earnings and press release

      -     Budgeted capital expenditures

      -     Unbudgeted capital expenditures in excess of $250,000

      -     Acquisitions/divestitures

      -     Significant financing or refinancing opportunities

      -     Dividend policy

      -     Share re-purchase programs

      -     Individual operating, real property or capital leases having total commitment in excess of $500,000

      Human Resources Approvals:

      -     Appointment/succession/dismissal of President and CEO

      -     Compensation of President and CEO

  *   -     Executive compensation arrangements and incentive plans

      Administration and Compliance Approvals:

      -     Appointment of Board Committees and their Chairs

      -     Nomination of Directors

  *   -     Recommendation of Auditors to the Shareholders

      -     Proxy circular

      -     Appointment of Chairman

  *   -     Major policies

* Board may delegate to committees

                                       S-4